August 20, 2012

Via EDGAR

Mara L. Ransom, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	EuroSite Power Inc. (“we” the “Company” or “EuroSite”)
Amendment No.1 to Registration Statement on Form S-1 (the “Form S-1”)
Filed July 11, 2012
File No. 333-18220

Dear Ms. Ransom:

The purpose of this letter is to respond to your letter of August 3, 2012 with respect to the above-captioned filing. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing an amendment to the registration statement to reflect the changes we describe below.

General

1.	Please file all required exhibits, such as the legal opinion and Securities Purchase Agreement, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

We are filing the Form of Securities Purchase Agreement and the Form of Warrant as exhibits to our Form S-1. We intend to file by amendment the opinion of Sullivan & Worcester LLP.

2.	It appears that your common stock meets the definition of “penny stock” as defined by Rule 3a51-1 under the Exchange Act. As such, you cannot incorporate by reference information into your Form S-1. Please refer to General Instruction VII.D.1. (c) of Form S-1. You also are unable to rely upon Private Securities Litigation Reform Act of 1995, to which you make reference on page 10. Please revise accordingly.

We have revised our Form S-1 to provide the additional disclosure as requested.

Plan of distribution, page 12

3.	We note your disclosure “We have entered into purchase agreements directly with purchasers in connection with this offering …” When purchase agreements are executed before the filing of a registration statement the subsequent registration of the securities that are the subject of the purchase agreement may be inappropriate. It appears that you have already commenced your offering privately prior to filing your registration statement. As such, you cannot subsequently register these securities in a public offering. Please refer to the Division of Corporation Finance Compliance and Disclosure Interpretations Question 139.09 (Securities Act Sections). Please withdrawal your registration statement or provide us with your analysis of why it is appropriate for you to register these securities.

U.S. Office

45 First Avenue

Waltham, MA 02451

p: 781.522.6000 f: 781.522.6050

www.eurositepower.co.uk

Securities and Exchange Commission

August 20, 2012

We have not entered into purchase agreements in connection with this offering and we have revised our disclosure as follows:

“We will enter into purchase agreements directly with purchasers in connection with this offering and we will only sell to purchasers who will enter into purchase agreements.”

4.	As a related matter, we note that the Placement Agency Agreement you have with Merriman Capital Inc. lapsed on July 31, 2012. If you are no longer relying on a placement agent to place the securities you are offering in this registration statement, please revise your disclosure accordingly. Alternatively, if you have extended the terms of your agreement with Merriman, please revise to disclose the terms of your new agreement.

We have revised our disclosure and have filed as an exhibit No. 10.8 the Placement Agency Agreement, dated August 6, 2012, between the Company and Merriman Capital, Inc.

Undertakings, page II-2

5.	Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. See C&DI Question 229.01 (Securities Act Rules).

We have revised our disclosure as requested to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

In connection with responding to your comments, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (781) 622-1117 or our attorney, Edwin Miller of Sullivan & Worcester LLP in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely,

EUROSITE POWER INC.

/s/ Anthony S. Loumidis
By:	Anthony S. Loumidis
Chief Financial Officer

cc:           Scott Anderegg, Staff Attorney